FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2003

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Notice of Annual General Meeting of Members,

2.

Information Circular,

3.

Proxy Form and Return Card,

4.

Interim Financial Statements for the Period Ended April 30, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: July 4, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

ADRIAN RESOURCES LTD.

#2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

July 4, 2003

SECURITIES AND EXCHANGE COMMISSION                               VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

20549

Dear Sir or Madam:

RE:

Adrian Resources Ltd. – (File #0-26296)

Form 6-K

On behalf of Adrian Resources Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ADRIAN RESOURCES LTD.

Signed:  “James G. Stewart”

Per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor’s Corporation (w. 3 copies)

OTC/BB Filings, Attention:  Pam Morris

Gowling Lafleur Henderson Attn:  Rod McKeen

ADRIAN RESOURCES LTD.

(“The Company”)

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Adrian Resources Ltd. will be held at the offices of the Company, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia,  CANADA, on Tuesday, the 15th day of July, 2003 at the hour of 10:00 o'clock in the forenoon (local time), for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company for the fiscal year ended January 31, 2003 (with comparative statements relating to the preceding fiscal periods) together with the report of the Auditors thereon;

2.

To determine the number of Directors at four;

3.

To elect Directors;

4.

To ratify and approve the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors of the Company.

5.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are the Company's audited consolidated financial statements for the fiscal year ended January 31, 2003,  an Information Circular,  Management’s Discussion and Analysis of financial results, a form of Proxy, and a Request Form for Interim Financial Statements. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 10th day of June, 2003.

Suite 2000, Guinness Tower 1055 West Hastings Street Vancouver, B.C., Canada V6E 2E9 Tel.: (604) 331-8772 Fax: (604) 331-8773

INFORMATION CIRCULAR

(Containing information as at June 10, 2003 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of ADRIAN RESOURCES LTD. (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Tuesday, July 15, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.  Pursuant to Section 111 of the Company Act (British Columbia), Advance Notice of the Annual General Meeting was published in The Province newspaper on May 20, 2003 and was filed by SEDAR with All Canadian Securities Commissions and the Toronto Stock Exchange (“TSX”) on May 15, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary, respectively, of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by mail or fax by Computershare Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (Fax: within North America 1-866-249-7775;  outside North America (416) 263-9524)  not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing and executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 2300, Bentall 4, 1055 Dunsmuir Street, Vancouver, British Columbia, CanadaV7X 1J1, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will be voted in accordance with the specification made, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE MEMBER.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to a substantial number of shareholders who do not hold their Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this section as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company.  Such shares will more likely be registered in the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as a nominee for many Canadian brokerage firms.  Voting Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications  (“ADP”), formerly Independent Investor Communications or IICC.  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Capital:	100,000,000	common shares without par value
	20,000,000	preference shares without par value
Issued and Outstanding:	33,340,543	(1) common shares without par value
	Nil	(1) preference shares without par value

(1) As at June 10, 2003

Only members of record at the close of business on June 10, 2003, a day which is 35 days prior to the date of the meeting, (the "Record Date") who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate members, or who is holding a proxy on behalf of a Member who is not present at the meeting, will have one vote, and on a poll every member present in person or represented by a proxy and every person who is a representative of one or more corporate members, will have one vote for each common share registered in his name on the list of members, which is available for inspection during normal business hours at Computershare Company of Canada and will be available at the meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board of Directors presently consists of four (4) directors, all of whom are elected annually. The term of office of each of the present directors expires at the Annual General Meeting.  The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

The following table sets out the names of the nominees proposed by management for election as directors, all offices of the Company each now holds, each nominee’s principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
Chet Idziszek President, Chief Executive Officer and Director Vancouver, Canada	Geologist; President of the Company; President of Madison Enterprises Corp. and Oromin Explorations Ltd.	June 27, 1990	285,278
James G. Stewart (3) Secretary and Director Vancouver, Canada	Lawyer; General Counsel of the Company until June 2000	July 13, 1993	12,450
R. Stuart Angus(3) Director Vancouver, Canada	Partner with the law firm of Fasken Martineau DuMoulin.	July 14, 1993	Nil
Edward G. Thompson (3) Director Toronto. Canada	President of E.G. Thompson Mining Consultants Inc.	July 13, 1993	Nil

NOTES:

(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes member of Audit and Independent Review Committees.  See "Statement of Corporate Governance Practices".

STATEMENT OF EXECUTIVE COMPENSATION

During the fiscal year ended January 31, 2003, the Company did not pay any cash compensation to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended January 31, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

The Company currently has two Named Executive Officers:  Chet Idziszek, President and Chief Executive Officer; and James G. Stewart, Secretary  (the "Named Executive Officers"). The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended January 31, 2003, 2002, and 2001 (to the extent required by the Regulation) in respect of each of the individuals who were, at January 31, 2003, the Chief Executive Officer and the other most highly compensated executive officers of the Company (the "Named Executive Officers"):

Summary Compensation Table

Name & Principal Position (a)	Year (b) (1)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards		Payouts
					Securities under Options/ SARs granted (#) (2) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)
Chet Idziszek President and Chief Executive Officer	2003 2002 2001	0 15,324 130,255	0 0 0	0 0 0	574,847/0 0/0 195,000/0	N/A N/A N/A	N/A N/A N/A	0 0 0
James G. Stewart Corporate Secretary	2003 2002 2001	0 10,946 93,039	0 0 3,000	0 0 0	457,650/0 0/0 195,000/0	N/A N/A N/A	N/A N/A N/A	0 0 0

(1)

Fiscal years ended January 31, 2003, 2002 and 2001

(2)

Includes options granted in each of the fiscal periods shown.

Option/SAR (Stock appreciation rights) Grants in Last Fiscal Year

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Company during the fiscal year ended January 31, 2003 to Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	574,847	23.9%	$0.15	$0.10	April 18, 2007
J.G. Stewart	457,650	19.1%	$0.15	$0.10	April 18, 2007

*

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Fiscal Year and

Fiscal Year-End Option/SAR Values

The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options/SARs during the fiscal year ended January 31, 2003 by each of the Named Executive Officers and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (c)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (e)
Chet Idziszek	0	0	574,847 / 0	$11,497 / 0
James G. Stewart	0	0	457,650 / 0	$ 9,153 / 0

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the Toronto Stock Exchange.

(3)

The numbers relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on January 31, 2003 (being the last day on which trading occurred prior to the financial year end) of $0.17, less the exercise price of in-the-money stock options.

Pension Plans

The Company does not provide retirement benefits for directors and executive officers.

Executive Compensation Program

There are no arrangements under which Executive Officers were compensated by the Company during the most recently completed financial year for their services in their capacity as Executive Officers, other than as described hereunder and disclosed under “Summary Compensation Table”.  Matters relating to compensation are determined by the Board of Directors.

Incentive Stock Options and Stock Option Plan

The Company has an Incentive Stock Option Plan in place.  During the fiscal year ended January 31, 2003, it increased the total Reserve for Grants under the Plan from 4,950,968 common shares to 7,436,158 common shares. This increase has received both shareholder and regulatory approval.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive share options and to determine the terms and conditions of the options.  The Board of Directors approves ranges of stock option grants for each level of executive officer based on recommendations of the Compensation Committee.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

Shareholder Return Performance Graph

The chart below (as required by the Regulation) compares the yearly percentage change in the cumulative total shareholder return on the Company's common shares against the cumulative total shareholder return of The S&P/ TSX Composite Index  for the five fiscal year period commencing February 1, 1998 and ending January 31, 2003*).

*)

Assumes that the initial value of the Company's common shares and in the S&P/TSX Composite Index was $100 on February 1, 1998 and that all dividends were reinvested

	Jan. 31, 1999	Jan. 31, 2000	Jan. 31, 2001	Jan. 31, 2002	Jan. 31, 2003
The Company	$23.85	$20.00	$9.23	$7.69	$13.08
S&P/TSX Composite	$100.44	$126.58	$139.13	$114.15	$98.05

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The following table sets forth stock options granted by the Company during the fiscal year ended January 31, 2003 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
R. Stuart Angus	320,000	13.3%	$0.15	$0.10	April 18, 2007
Edward G. Thompson	280,000	11.6%	$0.15	$0.10	April 18, 2007

*

Percentage of all options granted during the fiscal year.  All previously granted options were cancelled during the period.

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended January 31, 2003 by directors who are not the Named Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (c)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (e)
Joaquin Alviz Victorio	0	0	0 / 0	0 / 0
R. Stuart Angus	0	0	320,000 / 0	$6,400 / 0
Richard G. Fifer Carles	0	0	0 / 0	0 / 0
Maria Antonia Gomez Alviz	0	0	0 / 0	0 / 0
Edward G. Thompson	0	0	280,000 / 0	$5,600 / 0

 (1)

Number of common shares of the Company acquired on the exercise of stock options, or, in the case of an exercise of tandem SARs, the number of common shares in respect of which stock options were cancelled as a result of the exercise of tandem SARs.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on TSX.

(3)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on TSX on January 31, 2003 being the last day on which trading occurred prior to the financial year end) of $ 0.17, less the exercise price of in-the-money stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since February 1, 2002 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX, on which the Company's common shares are listed, has adopted guidelines regarding disclosure of a listed company’s approach to corporate governance (the "Guidelines").

The TSX Guidelines recognize that decisions to depart from certain of the recommendations therein may be made for supportable reasons, including that the adoption of all of the Guidelines may be too costly for a smaller corporation.  The directors of the Company have considered the Guidelines, received comments from the Company's solicitors and have decided not to implement some of the recommendations which were determined to be too costly and inappropriate for a corporation the size of the Company.

The Role of the Directors

The role of the directors is to oversee the conduct of the Company's business and to supervise management, which is responsible to the directors for the day-to-day conduct of business.  However, given the size of the Company, transactions of even moderate value are of relative importance to the Company and are addressed by the directors.

The directors discharge five specific responsibilities as part of their overall "stewardship responsibility".  These are:

1.

Strategic planning process:  The Company's strategic plan is prepared by and elaborated on directly by the Board with the assistance of management;

2.

Managing risk:  The directors directly oversee most aspects of the business of the Company and thus, do not require specific systems or the creation of committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

3.

Appointing, training and monitoring senior management:   No system of selection, training and assessment of management has been currently established, as it would be too costly.  However, the directors monitor management's performance, which is measured against the overall strategic plan, through meetings with management;

4.

Communication policy:  It is and has always been the directors' policy to communicate effectively with its members and the public generally through statutory filings and mailings, as well as press releases.  Members are also given an opportunity to make comments or suggestions at members' meetings.  These comments and suggestions are carefully considered by the directors;

5.

Ensuring the integrity of the Company's internal control and management information systems: Given the involvement of the directors in operations, the current size of the Company and the reports from and meetings with management, the directors believe that they effectively track and monitor the implementation of approved strategies.

The Composition of the Board and the Establishment of Board Committees

The Company's Board is currently comprised of four directors, of whom two can be defined as "unrelated directors" or "directors who are independent of management and are free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings".

In keeping with the Guidelines, the directors examined the possibility of establishing various committees such as a Nominating Committee, a Governance Committee, a Human Resources and a Compensation Committee.  However, in light of the Company's size and resources, it was determined that setting up such committees would be overly expensive at this time.  The Company has, however, set up an Independent Review Committee (the "Review Committee") of the Board to review and approve all non-arm's length contracts.  The Review Committee will receive reports from management regarding such contracts which would assist them in granting final approval of any contract.  The Review Committee has the same composition as the Audit Committee, and is comprised of a majority of non-management directors and unrelated directors.

Audit Committee

The Audit Committee is composed of one related and two unrelated directors.  It is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  Its members are:  R. Stuart Angus, James Stewart and Edward  G. Thompson.

The Board's Relations with Management

The President is both a member of management and a director and he is also the President of the Company's two operating subsidiaries in Panama.  At present, the Company does not have a Chairman of the Board.  The interaction between senior management and directors both at and outside meetings ensures that the directors are properly informed and that the directors' experience is brought to bear when needed by management.  The directors remain sensitive to corporate governance issues and seek to set up the necessary structures to ensure an effective discharge of its responsibilities without creating additional overhead costs.  The directors remain committed to ensuring the long term viability and profitability of the Company, as well as the well-being of its employees and of the communities in which it operates.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON AT THE MEETING

Change of Auditors and Remuneration of Auditors

On January 30, 2003, PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver (the “Former Auditors”) resigned as auditors of the Company and Davidson & Company, Chartered Accountants of Vancouver (the “Successor Auditors”) agreed to act as the Company’s auditor effective immediately.  A copy of the Notice of Change of Auditors, letter from the Former Auditors and letter from the Successor Auditors (attached hereto as Schedule “A”) form part of this Information Circular.

Members will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year, at a a remuneration to be fixed by the directors of the Company, be ratified and approved.”

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, as auditors of the Company, to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS, AS AUDITORS FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR AUDITORS.

Any other Matters

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

The contents and sending of this management proxy information circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 10th day of June, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

CHET IDZISZEK

President and Chief Executive Officer

SCHEDULE “A”

Suite 2000, Guinness Tower 1055 West Hastings Street Vancouver, B.C., Canada V6E 2E9 Tel.: (604) 331-8772 Fax: (604) 331-8773

NOTICE

NATIONAL POLICY STATEMENT NUMBER 31

TO:

British Columbia Securities Commission

Ontario Securities Commission

The Auditors of the Company have been the firm of PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia.

PricewaterhouseCoopers LLP, Chartered Accountants, were asked to resign as the Auditors of the Company and did so effective January 30, 2003.  Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing January 30, 2003.

The proposal to appoint Davidson & Company, Chartered Accountants, as the new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditors’ Reports on the Company’s financial statements for the fiscal years ended January 31, 2002 and January 31, 2001, or for any period subsequent to the last completed fiscal year and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors, indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 29th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek

President

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

May 30, 2003

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs:

Subject:  Adrian Resources Ltd.

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated May 29, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

“PricewaterhouseCoopers LLP”

Chartered Accountants

 DAVIDSON & COMPAN Y

Chartered Accountants

A Partnership of Incorporated Professionals

May 29, 2003

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Ontario Securities Commission

20 Queen Street West, 19th Floor, Box 55

Toronto Ontario

M5H 3S8

Dear Sirs:

Re:

Adrian Resources Ltd. (the "Company")

Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated May 29, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

“DAVIDSON & COMPANY”

DAVIDSON & COMPANY

Chartered Accountants

cc:  Toronto Stock Exchange

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

ANNUAL GENERAL MEETING OF MEMBERS OF

ADRIAN RESOURCES LTD. (the "Company")

TO BE HELD AT

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, CANADA

ON TUESDAY, JULY 15, 2003, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ______________________________ (please print name) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number or Directors at four

		For	Withhold
2.	To elect as director, Chet Idziszek
3.	To elect as director, James G. Stewart
4.	To elect as director, R. Stuart Angus
5.	To elect as director, Edward G. Thompson

6.	To appoint Davidson & Company as Auditors of the Company and fix their remuneration

		For	Against
7.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.   This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

       (a)  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor, as identified in this Instrument of Proxy;

OR

       (b)  appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.   The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Department

100 University Avenue, 9th Floor

Toronto, ON, CANADA  M5J 2Y1

Fax:  Within North America: 1-866-249-7775    Outside North America: (416) 263-9524.

ADRIAN RESOURCES LTD.

(the "Company")  CUSIP NO. 00733 P 108

TO:

Registered and Non-Registered Shareholders of the Company

RE:

REQUEST FOR INTERIM FINANCIAL STATEMENTS

National Policy Statement 54-102 of the Canadian Securities Administrators, Interim Financial Statements and Report Exemption, provides shareholders with the opportunity to elect annually to have their names added to an issuer’s Supplemental Mailing List in order to receive interim financial statements of the Company.  If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and return this form by mail or fax to:

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

[fax #604-331-8773]

The undersigned certifies to be the owner of securities of Adrian Resources Ltd. and requests to be placed on the Company’s Supplemental Mailing List in order to receive the Company’s interim financial statements.

DATED: _____________________, 2003

NAME:
(please print)
ADDRESS:

Signature

Name and Title of Person signing, if different from name above

NOTE:

As the supplemental list will be updated each year, a Request for Interim Financial Statements will be required annually in order to remain on the list.

ADRIAN RESOURCES LTD.

FINANCIAL STATEMENTS

Three months ended April 30, 2003

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Balance Sheets As At

(Expressed in Canadian Dollars, Unaudited)

	April 30, 2003	January 31, 2003

ASSETS
Current
Cash and cash equivalents	$ 194,156	$ 222,024
Receivables	45,984	34,496
Prepaid expenses	9,216	15,022
Total current assets	249,356	271,542

Capital assets	53,015	56,340
Performance bond – restricted cash	817,521	868,758

	$ 1,119,892	$ 1,196,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 100,805	$ 81,260
Other accrued liabilities	46,986	46,986
Total current liabilities	147,791	128,246

Shareholders’ equity
Capital stock
Authorized
100,000,000 common shares without par value
Issued
33,340,543 common shares	48,842,442	48,842,442

Contributed surplus	48,290	48,290

Deficit	(41,630,242)	(41,533,949)
	7,260,490	7,356,783
Treasury stock, at cost	(6,288,389)	(6,288,389)
Repurchased, not cancelled – 1,660,200 common shares	972,101	1,068,394
	$ 1,119,892	$ 1,196,640

Going concern (note 1)

Approved by the Board of Directors

 “Chet Idziszek”           Director

 “James G. Stewart”__

 Director

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended

(Expressed in Canadian Dollars, Unaudited )

	Three Months Ended April 30, 2003	Three Months Ended April 30, 2002

EXPENSES
Accounting and legal	$ 1,261	$ 4,466
Bank charges and interest	191	151
Depreciation	3,325	4,465
Filing fees	7,682	8,155
Insurance	-	900
Investor relations	1,834	1,935
Office and administration	5,192	193
Property - Petaquilla	9,384	20,753
Rent	8,411	8,411
Shareholder information	-	99
Transfer agent’s fees	1,171	1,280
Wages and benefits	5,429	556
	43,880	51,364

OTHER INCOME (EXPENSE)
Interest income	14,356	17,698
Foreign exchange (loss) gain	(66,769)	(16,339)
Stock-based compensation	-	(19,303)
	(52,413)	(17,944)

Loss for the period	(96,293)	(69,308)

Deficit - Beginning of period	(41,533,949)	(41,319,847)

Deficit – End of period	(41,630,242)	(41,389,155)

Net loss per share	$ (0.00)	$ (0.00)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended

(Expressed in Canadian Dollars, Unaudited)

	Three Months Ended April 30, 2003	Three Months Ended April 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (96,293)	$ (69,308)
Items not affecting cash
Amortization of discount on bond included in interest income	(3,024)	(3,308)
Depreciation	3,325	4,465
Foreign exchange on bond	54,261	15,025
Stock-based compensation	-	19,303
Change in non-cash working capital items:
Receivables	(11,488)	(13,650)
Prepaid expense	5,806	177
Accounts payable and accrued liabilities	19,545	(7,565)
	(27,868)	(54,861)

Decrease in cash and cash equivalents during the period	(27,868)	(54,861)

Cash and cash equivalents - Beginning of period	222,024	192,657

Cash and cash equivalents - End of period	$ 194,156	$ 137,796

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the three months ended April 30, 2003

1.         Going concern

At April 30, 2003, the Company has working capital of $101,565.  The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of mineral properties.  Management is pursuing such additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2.         Interim unaudited consolidated financial statements

These interim consolidated financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the financial statements for the year ended January 31, 2003.

3.         Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.         Capital Stock

The Company’s authorized share capital consists of 100,000,000 common shares without par value and 20,000,000 preferred shares without par value.

	Number of Shares	Amount

Balance, January 31, 2003 and April 30, 2003	33,340,543	$ 48,842,442

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the three months ended April 30, 2003

5.         Segmented information

The Company has one operating segment, the exploration and development of mineral   properties, principally in Latin America.  As at April 30, 2003, all capital assets were held in Canada.

ADRIAN RESOURCES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE MONTHS ENDED APRIL 30, 2003

The Company’s business is the acquisition, exploration, exploration management, development and sale of mineral properties.  Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property.    In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation (“Teck”).  Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production.  Teck is entitled to elect and has elected to defer, for one further year, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that current depressed copper prices and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

In June 2002, the Company announced that it had, subject to regulatory approval, arranged a brokered private placement of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000.  This placement has not yet closed, however, the subscribers under the placement have advised the Company that they intend to close the placement by mid-July 2003.

OPERATIONS AND FINANCIAL CONDITION

At April 30, 2003, the Company had total assets of $1,119,892 as compared with $1,196,640 at January 31, 2003.  This decrease is primarily attributable to general and administrative expenses.  Working capital at April 30, 2003 decreased to $101,565 from working capital of $143,296 at January 31, 2003 as a result of general and administrative expenses incurred by the Company.  The Company's largest cash outflow in the three month period ended April 30, 2003 was as a result of general and administrative expenses of $43,880.  During the three month period ended April 30, 2002, the Company’s largest cash outflow was a result of general and administrative expenses of $51,364.

During the three month period ended April 30, 2003, the Company recorded interest income of $14,356 and an exchange loss of $66,769.  During the three month period ended April 30, 2002, the Company recorded interest income of $17,698, an exchange loss of $16,339 and stock based  compensation of $19,303.

Expenses for the three month period ended April 30, 2003 were $43,880, down from $51,364 for the three month period ended April 30, 2002 due principally to decreased property costs associated with the Petaquilla property.  The net loss for the three month period ended April 30, 2003 was $96,293 or $0.00 per share as compared with a net loss for the three month period ended April 30, 2002 of $69,308 or $0.00 per share.

CAPITAL STOCK

The Company did not issue any securities during the three month period ended April 30, 2003.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  The Company will require additional financing during the upcoming fiscal year for general and administrative expenses and to fund its share of the costs of maintaining the Petaquilla Property pending a production decision by Teck.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.